FinTech Acquisition Corp. II

2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

January 19, 2017

VIA EDGAR

Rahul K. Patel, Attorney

Coy Garrison, Special Counsel

100 F Street, N. E.

Securities and Exchange Commission

Washington, D.C. 20549

Re:	FinTech Acquisition Corp. II Registration Statement on Form S-1 Filed December 23, 2016, as amended File No. 333-215305

Dear Messrs. Patel and Garrison:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FinTech Acquisition Corp. II (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 PM EST on Thursday, January 19, 2017, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James J. McEntee, III
James J. McEntee, III President and Chief Financial Officer

cc:        Ellenoff Grossman & Schole LLP